President's Report
May 9, 2006

Fulfilling Our Commitments



CommunityBanks

Local People…Local Decisions®

Disclaimer

This presentation contains "forward looking" information, as defined by the Private Securities Litigation Reform Act of 1995, that is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

CommunityBanks

President's Report

- Agenda

  - "Fulfilling Our Commitments"

  - The Blue Ball Merger: A Final Retrospective

  - 2005 Performance: The Financial Story

  - Q1-2006: An Update

  - Stock Performance

  - Setting the Stage for 2006

CommunityBanks

Fulfilling Our Commitments

- Constituencies

  - ◆ Customers

  - ◆ Employees

  - ◆ The communities we serve

  - ◆ Former PennRock shareholders

  - ◆ Loyal, established CMTY shareholders

  - ◆ The investment community-prospective investors

CommunityBanks

Commitments to *Customers*

- Avoid Alienating Customers
  - ◆ Minimize disruption
  - ◆ No Office Closings
  - ◆ Preserve Customer Contact Personnel
  - ◆ Maintain Product Integrity

- Enhance Product Offerings – Best of both product lines

- Remain Firmly Committed to our banking philosophy of **Local People…Local Decisions®**

CommunityBanks

Commitments to *Employees*

- Merger-Related
  - Minimize staff displacement
  - Add staffing thru branch expansion

- Prospective – "Employer of Choice"
  - Establish recruiting department
  - Additional training staff & new training facility
  - Medical benefits for part-time staff
  - Incentive compensation

CommunityBanks

Commitments to *Our Communities*

- Maintain a strong local presence in the communities we serve
  - Over $500,000 in community-based contributions
  - $225,000 to local educational institutions thru PA Tax Credit Programs

- Established CommunityBanks Foundation for future giving

- Community involvement of officers and employees

- Maintain regional structure with local presidents, Community Ambassadors and regional advisory boards

CommunityBanks

Financial Commitments

Promises Made, Promises Kept

- Merger *accretive* to earnings in the first full year of operations

- Position the balance sheet for *flexibility* in dealing with interest rate changes

- Maintain "*well-capitalized*" status in post-merger timeframe

- Achieve *efficiencies* thru $7.7 million in expense savings

CommunityBanks

Operational Commitments

- Core operating system *conversion* to Jack Henry-Silverlake (Old CMTY)

- *Merger* of core operating systems to one platform (New CMTY / Old PRFS)

- *Transfer* of core processing & deposit processing to Blue Ball location. Loans operations and Call Center to Hanover.

- *Integration* completed – efficiencies achieved

- Fully positioned to absorb "next level" of growth

CommunityBanks

President's Report

- Agenda

  - "Fulfilling Our Commitments"

  - The Blue Ball Merger: A Final Retrospective

  - 2005 Performance: The Financial Story

  - Q1-2006: An Update

  - Stock Performance

  - Setting the Stage for 2006

CommunityBanks

Blue Ball Retrospective

Chronology

- ***11/16/04: Announcement***

- 03/31/05: Employee Notification Completed

- 05/31/05: Convert Legacy CMTY to Silverlake

- ***07/01/05: Legal Merger***

- 08/31/05: Combine Silverlake Operating Platform

- 09/30/05: Final Staffing Changes

- ***Record EPS in Fourth Quarter***

CommunityBanks

Blue Ball Retrospective

2nd Quarter—Merger & Conversion Expenses

- *Conversion Expenses* ($0.8 million)
  - ◆ Common Platform
  - ◆ Minimized Execution Risk

- *Merger Expenses* ($1.3 million)

- *Pre-Merger Financial Strategies* ($6.1 million)
  - ◆ FHLB Advance prepayment
  - ◆ Create Liquidity – Acquired Portfolio
  - ◆ Realign asset/liability position for rising rates & NIM improvement

- **TOTAL COST = $8.2 million**

CommunityBanks

Blue Ball Retrospective

Summary of Accomplishments

- Largest Transaction in CMTY History

- Full Integration (People/Systems) in Less Than 1 Year From Announcement

- Accretive Results in Fourth Quarter of 2005

- Increase Franchise Size by Over 60%

- Franchise Now "Weighted" in Growing South-Central Pennsylvania Market

- Platform Will Accommodate Future Acquisitions

- *A "Proven" Acquirer*

CommunityBanks

President's Report

- Agenda

  - "Fulfilling Our Commitments"

  - The Blue Ball Merger: A Final Retrospective

  - 2005 Performance: The Financial Story

  - Q1-2006: An Update

  - Stock Performance

  - Setting the Stage for 2006

CommunityBanks

Performance Goals

Guideposts Under Purchase Accounting

- Minimum Return on ***Tangible*** Equity of 15% *

- Annual EPS Growth of 10%

- Annual Asset Growth of 10%

- Non-Interest Income to 30%

- Efficiency Ratio to ***55%***

* A non-GAAP measure

CommunityBanks

2005 vs. 2004 Performance

(in thousands, except EPS)	2005	2004
Net Income	$ 25,641	$ 21,798
Earnings Per Share	$ 1.35	$ 1.65
Return on Average Tangible Equity*	17.09%	15.55%
Total Assets at December 31	$ 3,332,430	$ 1,954,799
Non-Interest Income	22.6%	24.7%
Efficiency Ratio	57.51%	60.42%

*A non-GAAP measure.

CommunityBanks

Mid-Year Transaction

Purchase Accounting Complexities

- Pre-Merger Results (Q1,Q2)—Excludes Blue Ball operations

- Post-Merger Results (Q3, Q4)—Reflects combined operations and provides "barometer" of success

- Full Year Results are a hybrid

- Historical Results (pre-7/1/05) are not restated

CommunityBanks

Pre-Merger CMTY

(in thousands, except EPS)	Q1 2005	Special Charge Effect Q2	Core Q2 2005
Net Interest Income	$ 14,690		$ 14,909
Provision for Loan Loss	(550)		(750)
Non-Interest Income	5,210		5,598
Non-Interest Expenses	(12,659)		(13,189)
Special Charges	---	(7,957)	---
Income Taxes	(1,204)		(1,369)
Net Income	$ 5,487	$ (1,139)	$ 5,199
EPS	$ 0.42	$ (0.09)	$ 0.40

CommunityBanks

Post Merger CMTY

(in thousands, except EPS)

	Q3 2005	Q4 2005
Net Interest Income	$ 26,397	$ 26,649
Provision for Loan Losses	(400)	(600)
Non-Interest Income	7,866	7,763
Non-Interest Expenses	(20,836)	(20,180)
Special Charges	(248)	---
Income Taxes	(2,447)	(2,671)
Net Income	$ 10,332	$ 10,961
EPS	$ 0.42	$ 0.45

CommunityBanks

Four Components of Performance

- Net Interest Income

- Provision for Loan Losses

- Non-Interest Income

- Non-Interest Expenses

CommunityBanks

Net Interest Margin
Impact of Repositioning B/S

	Pre-Merger	Post-Merger	Annual
Net Interest Spread	3.13%	3.51%	3.36%
Net Interest Margin	3.50%	3.93%	3.76%
Change in NIM	**+ 43 bp**		
Earning Assets	$1.9B	$2.9B	$2.4B

Community Banks

Credit Quality
Compatible Metrics/Common Culture

Activity for the Period	2005 YTD
Net Charge-Offs	$ 824
Provision for Loan Losses	2,300
Net Charge-Offs to Average Loans	0.05%
Problem Loan Trends	**12/31/2005**
Accruing Loans Past 90 Days	$ 22
Non-Accrual Loans	9,060
Total Risk Elements	$ 10,529
Allowance to Loans	1.03%
Allowance to Non-Accrual Loans	253%

(dollars in thousands)

CommunityBanks

Charge-Off History
Net Charge-Offs to Average Loans



CommunityBanks

Non-Interest Income

(Excluding Security Gains)

- Up 26%; Blue Ball Influence

- Formidable Blue Ball Trust Operation Increased AUM to $300 Million vs. Pre-Merger $50 Million

- Electronic Payment Fees (Debit Transactions) Provided Lift; Awareness Programs

- Cooling Mortgage Market Curbed Growth in Mortgage Brokerage and Title Insurance Fees

- Enhancements From Coordination of Fee-Based Services (retail investment products, annuities and insurance) and Fee Standardization Still Viable

CommunityBanks

2005: Improved Efficiency from Merger



(The efficiency ratio does not include merger, conversion and restructuring expenses.)

CommunityBanks

Goodwill and Other Intangibles

- "Purchase Accounting" now mandatory
  - Gives rise to higher intangible levels and higher book equity —a fact of life

- Intangibles
  - Now at $259 million, including $255 million from Blue Ball transaction
  - Excluded from regulatory capital position, which remains "well capitalized"

CommunityBanks

Capital Levels

(dollars in millions)		2005	2004	"Well-Capped"
Regulatory				
Tier 1	$ 250	10.1%	11.6%	6%
Total	$ 273	11.0%	12.6%	10%
Tangible Equity to Assets *		7.14%	7.55%	
Equity to Assets		14.30%	7.79%	
Book Value per share		$ 19.81	$ 11.86	

A non-GAAP measure

CommunityBanks

President's Report

- Agenda

  - "Fulfilling Our Commitments"

  - The Blue Ball Merger: A Final Retrospective

  - 2005 Performance: The Financial Story

  - Q1-2006: An Update

  - Stock Performance

  - Setting the Stage for 2006

CommunityBanks

Performance Goals
Guideposts Under Purchase Accounting

	Annualized Q1 2006
Minimum Return on *Tangible* Equity of 15% *	**20.1%**
Annual EPS Growth of 10%	**4.8%**
Annual Asset Growth of 10%	**10.8%**
Non-Interest Income to 30%	**21.9%**
Efficiency Ratio to *55%*	**56.0%**

* A non-GAAP measure

CommunityBanks

2006: First Quarter Highlights

Profitability Performance

(dollars in thousands)	1st Qtr 2006	4th Qtr 2005
Net Income	$ 10,569	$ 10,961
Earnings Per Share	$ .44	$ .45
Return on Average Equity	8.96%	9.14%
Return on Average Tangible Equity*	20.12%	20.83%

Comparing 1st Qtr 2006 to 2005	1st Qtr 2005	Change
Net Income	$ 5,487	93 %
Earnings Per Share	$ .42	5 %
Return on Average Equity	14.23%	(37 %)
Return on Average Tangible Equity*	14.80%	36 %

**A non-GAAP measure.*

CommunityBanks

2006: First Quarter Highlights
Performance

(dollars in thousands)	1st Quarter 2006	4th Quarter 2005
Net Interest Income	$ 26,864	$ 26,649
Provision for Loan Losses	500	600
Non-Interest Income (excluding security gains)	8,101	7,751
Non-Interest Expenses	20,533	20,180

Community Banks

2006: First Quarter Highlights
Loans

in millions



CommunityBanks

2006: First Quarter Highlights
Deposits

in millions



2006 Annualized Growth: **14%** (from Q4 '05)

Date	Deposits
12/31/01	$1,003
12/31/02	$1,133
12/31/03	$1,231
12/31/04	$1,306
12/31/05	$2,294
3/31/2006	$2,374

CommunityBanks

2006: First Quarter Highlights
Efficiency Ratio



(The efficiency ratio does not include merger, conversion and restructuring expenses.)

CommunityBanks

President's Report

- Agenda

  - "Fulfilling Our Commitments"

  - The Blue Ball Merger: A Final Retrospective

  - 2005 Performance: The Financial Story

  - Q1-2006: An Update

  - Stock Performance

  - Setting the Stage for 2006

CommunityBanks

Five-Year Cumulative Total Returns



CommunityBanks

One Year Ago:
CMTY Price Post-Announcement

Date	Price	Event
11/16/04	$26.93	End of Day–Post Announcement
1/1/05	$26.06	Opening Price for 2005
1/18/05	$26.16	2004 Fourth Quarter Earnings
2/9/05	$25.14	PRFS 2004 Earnings Release
4/15/05	*$21.94*	2005 Low: Bank "Downdraft"
5/31/05	$23.58	2005 Annual Meeting
Now	$27.12	2006 Annual Meeting

Prices restated for April 2006 5% stock dividend.

CommunityBanks

Quarterly Dividend



Community Banks

Share Repurchase

- ***500,000 Share Repurchase Program*** Announced in August, 2005 and Completed by October, 2005

- ***Additional 787,500 Program*** - Announced in October, 2005 (458,000 Remaining at April 30, 2006)

- ***Completion*** Will Result in the Equivalent Repurchase of Over 10% of the Incremental Shares Issued in the Merger.

- ***Internal Capital Generation*** Would Continue to Support Incremental Share Repurchase.

CommunityBanks

President's Report

- Agenda

    - "Fulfilling Our Commitments"

    - The Blue Ball Merger: A Final Retrospective

    - 2005 Performance: The Financial Story

    - Q1-2006: An Update

    - Stock Performance

    - Setting the Stage for 2006

CommunityBanks

Strategic Vision

- ## Our Mission

  - ◆ Financial services *provider of choice*
  - ◆ *Employer of choice* in the communities where we operate
  - ◆ Acquisition *partner of choice* for banks and financial services providers in markets we desire

- ## Industry Consolidation

  - ◆ Nearly 80 Financial Institutions with Under $1 Billion in Assets Within 20 Miles of CMTY Branches

- ## DeNovo Branching

  - ◆ Opportunities to fill holes in our markets

Local People…Local Decisions®

CommunityBanks

2005/2006 Branch Expansion

- 2005
  - February—Willow Street (Lancaster County)
  - March — Spring Grove (York)
  - July — Lemoyne (Cumberland/Dauphin)
  - September — Carlisle (Cumberland)
  - November — Museum Road (Berks)

- 2006
  - Late Spring—Hershey (Dauphin) — OPEN
  - Delco Plaza (York)
  - Mount Joy (Lancaster)

- Ongoing Plan: 5 – 7 new locations each year

- 73 Locations Throughout Central Pennsylvania and Into Maryland

Setting the Stage for 2006:
The "Experts" Perspective

- The "flat" yield curve will continue to put pressure on net interest margins

- Rising rates impact loan metrics

- Bank stock valuations remain at historically high levels relative to the S&P Index

CommunityBanks

EPS Drives Stock *Performance*

- Successful EXECUTION
  - Follow through on Cultural Integration/ Leveraging Platform
- CREDIT QUALITY
  - Keeping our "Eye on the Ball"
  - A Critical Cultural "Fit"
- Interest Rate Environment
  - Managing With a "Flat" Yield Curve
  - Fortified Balance Sheet Position
- Competitors
  - More Disruption in our Markets = Opportunity
  - The "Credit Union Factor"

CommunityBanks

Questions






CommunityBanks